

October 20, 2023

Carter Glatt
Chief Executive Officer
Dune Acquisition Corporation
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL 33401

> **Re: Dune Acquisition Corporation**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 29, 2023**
> **File No. 001-39819**

Dear Carter Glatt:

We have reviewed your amended proxy statement and have the following comment(s).

Please respond to this letter by amending your proxy statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A, filed September 29, 2023

Opinion of Dune's Financial Advisor
Discounted Cash Flow Analysis, page 115

1. We note your statement that "The 2023 – 2032 forecast was one of multiple financial analyses used by Newbridge in connection with its opinion based on guidance from Global Hydrogen." Please expand on this statement to explain the other financial analyses Newbridge used in connection with its opinion. Please note if the other financial analyses are disclosed in the proxy statement. To the extent the financial analyses are not disclosed, please explain why you believe they are not required to be disclosed.

   Please contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and
                  Services

cc: Michael P. Heinz, Esq.